 Exhibit 99.1

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

Unaudited

Condensed Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars)

	Note		September 30, 2019	December 31, 2018

Assets

Current assets
Cash and cash equivalents			$45,491	$60,822
Accounts receivable, prepaid expenses and deposits			30,401	21,838
Inventory	5		57,293	42,945
Marketable securities			1,162	1,782
Restricted cash - current			577	633
			134,924	128,020

Non-current inventory	5		121,100	100,543
Restricted cash			13,664	14,963
Exploration and evaluation assets	6		146,809	171,709
Mineral properties, plant and equipment	7		352,372	316,911
Equity accounted for investment	3(b), 14		5,361	—
Other assets	6, 14		17,183	9,092
Deferred tax assets			289	1,064
Total assets			$791,702	$742,302

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities			$46,719	$55,461
Current portion of loans and borrowings	8		21,142	54,704
Current derivative liabilities	9	(a)	1,594	—
			69,455	110,165

Loans and borrowings	8		241,525	159,855
Derivative liabilities	9	(b)	29,962	18,861
Reclamation obligations			25,691	23,546
Other long-term liabilities			4,731	10,596
Deferred tax liabilities			10,543	9,552

Total liabilities			381,907	332,575

Shareholders’ equity
Share capital	10		505,383	491,100
Reserves			26,062	15,402
Deficit	4		(121,650)	(111,294)

Equity attributable to Equinox Gold shareholders			409,795	395,208

Non-controlling interests	3(b), 14		—	14,519

Total equity			409,795	409,727
Total liabilities and equity			$791,702	$742,302

Commitments and contingencies (note 18)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018

Revenue		$91,896	$—	$162,677	$—
Operating expenses	11	(49,918)	—	(98,075)	—
Depreciation and depletion		(11,192)	—	(19,224)	—
Earnings from mine operations		30,786	—	45,378	—

Exploration		(943)	(2,632)	(7,030)	(8,317)
General and administration	12	(3,318)	(2,997)	(10,117)	(9,739)
Income (loss) from operations		26,525	(5,629)	28,231	(18,056)

Finance expense		(5,335)	(1,376)	(12,437)	(2,908)
Finance income		78	181	1,332	2,898
Other income (expense)	13	(9,671)	(1,019)	(24,620)	6,239
Net income (loss) before taxes		11,597	(7,843)	(7,494)	(11,827)
Tax expense		(3,540)	(309)	(4,322)	(1,691)
Net income (loss) from continuing operations		8,057	(8,152)	(11,816)	(13,518)
Loss from discontinued operations		—	(915)	—	(27,491)
Net income (loss) and comprehensive loss		$8,057	$(9,067)	$(11,816)	$(41,009)

Net income (loss) from continuing operations attributable to
Equinox Gold shareholders		$8,057	$(7,881)	$(9,852)	$(13,230)
Non-controlling interests	14	—	(271)	(1,964)	(288)
		$8,057	$(8,152)	$(11,816)	$(13,518)

Net income (loss) and comprehensive loss attributable to
Equinox Gold shareholders		$8,057	$(8,736)	$(9,852)	$(40,023)
Non-controlling interests	14	—	(331)	(1,964)	(986)
		$8,057	$(9,067)	$(11,816)	$(41,009)

Net income (loss) per share,
basic and diluted	15	$0.07	$(0.09)	$(0.09)	$(0.15)

Weighted average shares outstanding
Basic		113,288,119	89,296,707	111,523,430	88,533,892
Diluted		115,146,248	89,296,707	111,523,430	88,533,892

The accompanying notes form an integral part of these condensed consolidated interim financial statements.
3

Condensed Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018

Cash provided by (used in):

Operations
Net income (loss) for the period		$8,057	$(9,067)	$(11,816)	$(41,009)
Adjustments for:
Tax expense		3,540	309	4,322	1,691
Depreciation and depletion		11,292	132	19,466	584
Share-based compensation		1,017	989	3,150	3,574
Change in fair value of derivative liabilities	13	7,408	(4,733)	11,387	(19,267)
Unrealized foreign exchange loss		1,506	2,229	(97)	5,324
Finance expense		5,335	1,376	12,437	2,908
Finance fees paid		(1,696)	(1,703)	(9,553)	(2,260)
Loss on settlement of debt and production-linked liability		220	—	14,123	1,299
Impairment of held for sale assets		—	545	—	24,680
Other		879	5,395	(3,437)	4,702

Operating cash flow before non-cash changes in working capital		37,558	(4,528)	39,982	(17,774)
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits		(8,084)	617	(7,152)	2,959
Inventory		(4,242)	631	(23,347)	566
Accounts payable and accrued liabilities		12,735	(643)	11,305	(9,142)

		37,967	(3,923)	20,788	(23,391)
Investing
Capital expenditures		(25,267)	(25,227)	(81,751)	(63,878)
Mesquite acquisition working capital adjustment	4	—	—	(12,451)	—
Proceeds from Serabi Gold plc receivable		—	—	—	4,741
Other		(111)	(895)	(1,375)	1,577

		(25,378)	(26,122)	(95,577)	(57,560)
Financing
Draw down of debt facilities	8	20,000	—	189,661	38,921
Repayment of debt and production-payment liability	8	(20,000)	—	(136,888)	(800)
Proceeds from equity financings, net of issuance costs		—	—	—	14,750
Restricted cash		—	(11,283)	1,385	(11,283)
Other		225	302	4,462	826

		225	(10,981)	58,620	42,414

Effect of foreign exchange on cash and cash equivalents		(369)	(1,095)	838	(5,874)

Increase (decrease) in cash and cash equivalents		12,445	(42,121)	(15,331)	(44,411)

Cash and cash equivalents, beginning of period		33,046	65,668	60,822	67,958
Cash and cash equivalents, end of period		$45,491	$23,547	$45,491	$23,547

Non-cash investing and financing activities:
Shares issued to settle debt		$—	$—	$10,110	$15,504
Non-cash proceeds from sale of Elk Gold included in other assets		—	—	4,431	—
Non-cash changes in accounts payable in relation to capital expenditures		(9,221)	10,593	(15,574)	12,566
Recoverable taxes reclassified from mineral property, plant and equipment to accounts receivable and other assets		(8,641)	—	(8,641)	—
Right-of-use assets recognized		—	—	537	—

The accompanying notes form an integral part of these condensed consolidated interim financial statements.
4

Condensed Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Foreign currency translation	Equity component of Convertible Notes	Other reserves	Deficit	Non- controlling interests	Total
December 31, 2018	110,425,401	$491,100	$(752)	$—	$16,154	$(111,295)	$14,519	$409,726
Shares issued to settle Debenture	2,227,835	10,110	—	—	—	—	—	10,110
Shares issued on exercise of warrants, stock options and RSUs	748,361	4,173	—	—	(2,708)	—	—	1,465
Equity component of Convertible Notes (note 8(b))	—	—	—	10,217	—	—	—	10,217
Share-based compensation	—	—	—	—	3,151	—	—	3,151
Changes in non-controlling interest from equity offerings and other (note 14)	—	—	—	—	—	(503)	3,949	3,446
Deconsolidation of Solaris Copper (note 14)	—	—	—	—	—	—	(16,504)	(16,504)
Net loss and comprehensive loss	—	—	—	—	—	(9,852)	(1,964)	(11,816)
Balance September 30, 2019	113,401,597	$505,383	$(752)	$10,217	$16,597	$(121,650)	$—	$409,795

	Share Capital
	Shares	Amount	Foreign currency translation	Equity component of Convertible Notes	Other reserves	Deficit	Non- controlling interests	Total
December 31, 2017	80,949,759	$383,297	$(752)	$—	$13,494	$(38,793)	$8,131	$365,377
Shares issued to settle Debenture	3,703,703	15,504	—	—	—	—	—	15,504
Shares issued on exercise of shareholder anti-dilution right	4,200,000	15,239	—	—	—	—	—	15,239
Shares issued on exercise of warrants, stock options and RSUs	548,144	3,210	—	—	(2,413)	—	—	797
Share issue costs	—	(489)	—	—	—	—	—	(489)
Advance subscriptions received	—	—	—	—	285	—	—	285
Share-based compensation	—	—	—	—	3,574	—	—	3,574
Distribution of Solaris Copper	—	—	—	—	—	(7,395)	7,395	—
Disposal of interest in Koricancha Mill Joint Venture	—	—	—	—	—	—	355	355
Net loss and comprehensive loss	—	—	—	—	—	(40,023)	(986)	(41,009)
Balance September 30, 2018	89,401,606	$416,761	$(752)	$—	$14,940	$(86,211)	$14,895	$359,633

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares also trade on the NYSE American Stock Exchange (“NYSE American”) in the United States under the symbol “EQX” and its warrants also trade on the OTC Markets in the United States under the symbol “EQXWF”.

Equinox Gold is a gold mining company engaged in the development and operation of mineral properties. Its principal assets are the Mesquite Mine (“Mesquite”) in the United States, which is in production, the Aurizona Mine (“Aurizona”) in Brazil that is in production as of July 1, 2019, and the Castle Mountain Mine (“Castle Mountain”) in the United States, which is a development-stage project the Company expects to advance to production in 2020.

On August 3, 2018, the Company distributed 60% of the shares of Solaris Copper Inc. (“Solaris Copper”), a subsidiary of the Company formed to hold its copper assets, to its shareholders and on August 21, 2018, disposed of its 83% interest in the Koricancha Mill Joint Venture (“Koricancha”) in Peru. On October 30, 2018, the Company completed its acquisition of Mesquite from New Gold Inc. (“New Gold”) (note 4). The results of Solaris Copper were consolidated with those of the Company to June 30, 2019 (notes 3(b) and 14) and the results of operations of Koricancha are presented as discontinued operations in these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At September 30, 2019, the Company had cash and cash equivalents of $45.5 million (December 31, 2018 - $60.8 million), working capital of $65.5 million (December 31, 2018 - $17.9 million) and $30.0 million in undrawn loan facilities. The Company believes cash flows from operations at Aurizona and Mesquite are sufficient to achieve the Company’s current business objectives for the next 12 months. The Company may require additional funding for development activities, including Castle Mountain construction. The Company has a history of operating losses and has limited history of revenue from operations. The Company’s ability to continue as a going concern is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

6

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

2. Basis of preparation
(a) Statement of compliance and basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2018. Except as described in note 2(b), the accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

Effective August 20, 2019, the Company completed a consolidation of its common shares at a ratio of 5 pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under stock options, warrants and restricted share units and related per share amounts in these condensed consolidated interim financial statements have been retrospectively adjusted to reflect the share consolidation.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on October 30, 2019.

(b) Changes in significant accounting policies

The Company adopted IFRS 16, Leases (“IFRS 16”) on January 1, 2019. A number of other new standards are effective from January 1, 2019, including IFRIC 23, Uncertainty over Income Tax Treatments, but they do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or leases where the underlying asset is of low value. Previously, the Company determined at contract inception whether an arrangement was or contained a lease in accordance with IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

7

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

2. Basis of preparation (continued)

The Company leases various assets including equipment and offices that had previously been classified as operating leases under IAS 17. On transition, lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 was 6.5%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•     Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•     Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•     Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

On transition to IFRS 16, the Company recognized right-of-use assets and lease liabilities for its office leases, resulting in an increase to property, plant and equipment of $0.2 million at January 1, 2019. A corresponding lease liability was recognized for $0.2 million in other long-term liabilities. Right-of-use assets are presented as other property and equipment within mineral property, plant and equipment and lease liabilities are presented in other liabilities in the statement of financial position.
A reconciliation of lease commitments as reported at December 31, 2018 to the lease liabilities recorded at January 1, 2019 is as follows:

Operating lease commitments at December 31, 2018	$307
Impact of discounting using the incremental borrowing rate at January 1, 2019	(25)
Recognition exemption for leases with less than 12 months of lease term at transition	(53)
Lease liabilities recognized as at January 1, 2019	$229
Significant accounting policies
The following is the new accounting policy for leases under IFRS 16:

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

8

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

2. Basis of preparation (continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Right-of-use assets are presented in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

Impact on financial statements
Information about leases for which the Company is a lessee is presented below.
Right-of-use assets

Balance - January 1, 2019	$229
Additions	537
Depreciation	(167)
Balance - September 30, 2019	$599
Lease liabilities
September 30, 2019
Current lease liabilities included in accounts payable and accrued liabilities	$240
Non-current lease liabilities included in other long-term liabilities	514
$754

9

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

3. Use of judgements and estimates
In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2018 except as follows:
(a) Commencement of commercial production
Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a reasonable period to make this determination. A minimum of 80% of planned output and/or design capacity measures over a 30-day period was utilized in determining the appropriate timing. The Company determined that Aurizona was capable of operating at levels intended by management effective July 1, 2019.
(b) Investments
Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. During the three months ended June 30, 2019, the Company determined that Solaris Copper was no longer a controlled subsidiary as the Company’s ownership interest reduced to approximately 32% as a result of the completion of external financings, and Solaris Copper was self-sustaining for an extended period with no capital injections made by Equinox Gold. The Company determined that it retained significant influence over Solaris Copper, and accounts for its interest using the equity method effective June 30, 2019.

4. Acquisition of Mesquite

On October 30, 2018, the Company completed the acquisition of Mesquite in California from New Gold for cash consideration of $158 million before closing adjustmen   ts (the “Mesquite Acquisition”).

At December 31, 2018, the purchase consideration included a working capital adjustment estimated at $9.1 million.  As part of the purchase agreement, Equinox Gold also agreed to distribute to New Gold certain Alternative Minimum Tax (“AMT”) credits recorded as of the closing date as the AMT credit amounts are realized by the Company.

During the first quarter of 2019, the Company finalized the working capital adjustment with New Gold, resulting in an increase in consideration paid of $3.4 million.  During the third quarter of 2019, the Company adjusted the fair values of heap leach inventory and mineral properties to reflect an updated estimate of recoverable ounces in the heaps at the acquisition date.  The deferred tax asset was adjusted based on the benefit expected to be realized from the tax attributes acquired.

10

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

4. Acquisition of Mesquite (continued)
As a result of the change in fair values of consideration transferred and assets acquired, the bargain purchase gain recognized on acquisition was reduced by $14.2 million and operating expenses and net loss for the year ended December 31, 2018 increased by $1.1 million. Comparative figures have been recast to reflect these adjustments.
	Preliminary	Adjustments	Total
Cash consideration paid	$158,000	$-	$158,000
Working capital adjustment	9,063	3,388	12,451
Total consideration paid	$167,063	$3,388	$170,451

The purchase consideration was allocated as follows:
	Reported as of December 31, 2018	Adjustments	Reported as of September 30, 2019
Net assets/(liabilities) acquired as of October 30, 2018
Cash and cash equivalents	$13,665	$-	$13,665
Accounts receivables, prepaids expenses and deposits	1,842	-	1,842
Inventory	91,975	48,097	140,072
Current tax receivable	2,779	(1,574)	1,205
Mineral property, plant and equipment	95,736	(52,542)	43,194
Other assets	75	-	75
Deferred tax assets	5,319	(4,255)	1,064
Accounts payable and accrued liabilities	(11,267)	(494)	(11,761)
Reclamation obligation	(17,675)	-	(17,675)
Other liabilities	(150)	-	(150)
Fair value of Mesquite net assets acquired	$182,299	$(10,768)	$171,531
Bargain purchase gain recognized in net loss at October 30, 2018	$15,236	$(14,156)	$1,080

As of the date of these condensed consolidated interim financial statements, the allocation of the Mesquite Acquisition purchase price has not been finalized. The determination of the fair values of heap leach inventory and mineral property are subject to change. Any further adjustments made will be recognized retrospectively and comparative information will be revised.

5. Inventory
	September 30, 2019	December 31, 2018
Heap leach ore (current and non-current)	$152,679	$127,077
Less: Non-current portion of heap leach ore	(121,100)	(100,543)

Current portion of heap leach ore	31,579	26,534
Stockpiles	3,016	-
Work-in-process	9,048	5,475
Supplies	12,700	10,005
Finished goods	950	931
Current inventory	$57,293	$42,945
Non-current inventory relates to heap leach ore at Mesquite not expected to be recovered in the next 12 months.

11

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

6. Exploration and evaluation Assets

On May 16, 2019, the Company sold its 100% interest in the Elk Gold project for gross proceeds of $7.4 million (C$10.0 million) comprised of: (i) $0.7 million (C$1.0 million) cash payment received on closing; and a (ii) $6.7 million (C$9.0 million) non-interest bearing promissory note payable in annual instalments of $2.2 million (C$3.0 million) commencing two years from closing. The total amount due under the promissory note may be adjusted such that if the buyer pays an additional C$7 million within two years from closing, that will represent full and final payment; or if the buyer pays an additional C$8.5 million within three years from closing, that will represent full and final payment.

The fair value of consideration received was determined to be $5.2 million, of which $4.4 million is included in other receivables. The fair value of the consideration was determined by discounting the expected cash flows using a discount rate of 15%. For the nine months ended September 30, 2019, the Company recorded a gain on disposal of Elk Gold of $0.1 million in other income.

7. Mineral properties, plant and equipment
Net carrying costs at September 30, 2019 and December 31, 2018 are as follows:
	Mineral properties	Plant and equipment	Pre-development assets	Construction in-progress	Other property and equipment	Total
Cost

Balance - December 31, 2017	$72,592	$47,873	$44,194	$-	$223	$164,882
Acquisition of Mesquite	27	43,167	-	-	-	43,194
Additions	308	2,285	-	123,124	38	125,755
Impairment	-	(4,448)	-	(206)	(13)	(4,667)
Transfers	-	-	(44,194)	44,194	-	-
Disposals	-	(9,270)	-	(570)	(89)	(9,929)
Change in reclamation cost asset	1,465	-	-	-	-	1,465
Balance - December 31, 2018	74,392	79,607	-	166,542	159	320,700
Additions	15,938	(5,837)	3,437	47,256	942	61,736
Transfers	81,700	119,185	-	(210,821)	-	(9,936)
Disposals	-	(1,683)	-	(2)	(74)	(1,759)
Change in reclamation cost asset	1,946	-	-	-	-	1,946
Balance - September 30, 2019	$173,976	$191,272	$3,437	$2,975	$1,027	$372,687

12

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

7.     Mineral properties, plant and equipment (continued)

	Mineral properties	Plant and equipment	Pre- development assets	Construction in-progress	Other property and equipment	Total
Accumulated depreciation

Balance - December 31, 2017	$-	$1,167	$-	$-	$43	$1,210
Additions	326	4,135	-	-	87	4,548
Disposals	-	(1,939)	-	-	(30)	(1,969)
Balance - December 31, 2018	326	3,363	-	-	100	3,789
Additions	4,235	12,850	-	-	204	17,289
Disposals	-	(729)	-	-	(34)	(763)
Balance - September 30, 2019	$4,561	$15,484	$-	$-	$270	$20,315

Net book value
At December 31, 2018	$74,066	$76,244	$-	$166,542	$59	$316,911
At September 30, 2019	$169,415	$175,788	$3,437	$2,975	$757	$352,372

During the first half of 2019, the Company capitalized to construction-in-progress $41.7 million of costs at Aurizona, which includes interest and accretion on the Aurizona project debt totaling $5.1 million. Pre-production income of $5.6 million earned during the ramp-up of Aurizona was deducted from construction-in-progress.

On commencement of commercial production at Aurizona on July 1, 2019, the Company transferred $210.8 million from construction-in-process to mineral properties ($81.7 million) and plant and equipment ($119.2 million). In addition, $9.9 million was transferred from construction-in-process to inventory.

8. Loans and borrowings
	Note	September 30, 2019	December 31, 2018
Revolving Credit Facility	(a), (c)	$116,354	$97,858
Convertible Notes	(b)	125,171	-
Sprott Facility	(b)	-	18,249
Aurizona Construction Facility	(b)	-	68,831
Standby Loan		11,949	11,803
Debenture		9,193	17,818

		262,667	214,559
Current portion		21,142	54,704
Non-current portion		$241,525	$159,855

(a)  Revolving Credit Facility and Short-term Loan

On April 11, 2019, the Company converted its $100 million Mesquite Acquisition Credit Facility into a senior secured $130 million corporate revolving credit facility (the “Revolving Credit Facility”) with the existing syndicate of lenders led by the Bank of Nova Scotia. Under the terms of the Revolving Credit Facility, $100 million was available immediately and outstanding at closing. The remaining $30 million was made available in late June 2019 upon registration of certain security documents, the achievement of certain production metrics at Aurizona and the satisfaction of customary conditions. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and bears interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios.

13

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

8.     Loans and borrowings (Continued)

Until certain operating performance criteria are met at Aurizona, credit availability reductions of $40 million will be required on December 31, 2020 and 2021 and amounts drawn in excess of the reduced credit availability would become due. On achievement of the performance criteria, no further principal payments will be due until maturity of the facility. As at September 30, 2019, these criteria had not been met.

The Company determined that amending the Mesquite Acquisition Credit Facility to become the Revolving Credit Facility was a non-substantial modification of the existing outstanding debt. The Company recognized a gain on modification of debt of $0.9 million to reflect the adjusted amortized cost of the drawn portion of the Revolving Credit Facility. Additional transaction costs of $1.0 million were incurred in relation to the Revolving Credit Facility, of which $0.8 million was allocated to the drawn portion and $0.2 million has been recognized as deferred financing costs within other assets related to the remaining $30 million loan commitment. The carrying value of the drawn portion is accreted to the principal amount over the term of the Revolving Credit Facility using an effective interest rate of 7.4%.

(b) Convertible Notes
On April 11, 2019, the Company issued $130 million in Convertible Notes to Mubadala Investment Company (“Mubadala”) and on May 7, 2019, pursuant to a pre-existing investor rights agreement, the Company issued $9.7 million in additional convertible notes (referred to together with the Mubadala notes as the “Notes”) to Pacific Road Resources Funds (“Pacific Road”).

The Notes mature on April 12, 2024 and bear interest at a fixed rate of 5% per year payable quarterly in arrears. The Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of US$5.25 per share. Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. On or after October 11, 2022, the Company has a call right that may be exercised if the 90-day VWAP of the Company’s shares exceeds US$6.825 for a period of 30 consecutive days. If the call right is exercised, the holders would be required to either (i) exercise the conversion option on the remaining principle outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the conversion price of US$5.25 per share and the Company’s share price at the time of redemption.

Gross proceeds from the Notes of $139.7 million was allocated to the debt and equity components. The fair value of the debt portion of $126.8 million was estimated using a discounted cash flow model based on an expected term of 5 years and a discount rate of 7.5%. The residual of $10.5 million ($12.8 million net of deferred tax expense of $2.3 million) was recognized in other equity reserves. The debt component is recorded at amortized cost, net of transaction costs, and is accreted to the principal amount over the term of the Notes using an effective interest rate of 7.7%. Transaction costs of $3.2 million were incurred and allocated on a pro-rata basis with $2.9 million allocated to the debt component and $0.3 million allocated to the equity component.

The Notes are secured by all assets of the Company and are subordinate to the Revolving Credit Facility.

On April 11, 2019, in conjunction with the issuance of the Notes, the Company used $116.9 million of available proceeds from the Notes to repay in full principal and accrued interest outstanding under the Sprott Facility and the Aurizona Construction Facility and terminate the associated Aurizona production-linked payment obligation to Sprott. The Company recorded a loss on settlement of debt of $13.3 million and loss on settlement of the production-payment liability of $0.6 million.

14

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

8.     Loans and borrowings (Continued)

(c) Short-term Loan

On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility (the “Short-term Loan”) with the Company’s Chairman, Ross Beaty, which is a related party transaction, to provide short-term financing for general corporate and working capital purposes. The facility bears interest at 8% per annum, payable monthly, and matures on April 12, 2020.

On September 27, 2019, the Company drew an additional $20 million from the Revolving Credit Facility. Proceeds from the draw were used to repay principle and accrued interest outstanding under the Short-term Loan. Repayment of the Short-term Loan and accrued interest is also a related party transaction. The Company recorded a loss on settlement of the Short-term Loan of $0.2 million related to unamortized transaction costs.

(d) Changes in loans and borrowings arising from investing and financing activities

Balance - December 31, 2017	$43,461
Carrying value of debt extinguished by issuance of shares	(14,205)
$60 million draw from Aurizona Construction Facility, net of deferred financing costs	51,829
$120 million draw from Mesquite acquisition facilities, net of deferred financing costs	114,576
$12 million draw from Standby Loan, net of deferred financing costs	11,760
Accretion and accrued interest	6,692
Recognition of embedded derivative and change in fair value	1,283
Repayment of long-term debt	(837)
Balance - December 31, 2018	214,559
$10 million draw from Aurizona Construction Facility, net of deferred financing costs	8,814
$20 million draw from Short-term Loan, net of deferred financing costs (note 8(c))	19,600
$20 million draw from Revolving Credit Facility, net of deferred financing costs (note 8(c))	19,592
Modification gain and transaction costs on conversion of Mesquite Acquisition Credit Facility to Revolving Credit Facility (note 8(a))	(1,804)
Debt component of Convertible Notes, net of deferred financing costs (note 8(b))	123,942
Repayment of Sprott loans and Short-term Loan (notes 8(a) and (b))	(131,211)
Loss on extinguishment of Sprott debt and Short-term Loan (notes 8(b) and (c))	13,540
Debenture principal repayment settled by issuance of shares	(10,450)
Accretion and accrued interest	6,085
Balance - September 30, 2019	$262,667

15

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

9. Derivative Financial Instruments (continued)
(a) Foreign exchange contracts
The majority of the Company’s expenditures at its Brazilian operation are denominated in the Brazilian Réal (“BRL”). During Q3 2019, the Company initiated a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the BRL relative to the US dollar. As at September 30, 2019, the Company had in place USD:BRL put and call options (the “Collars”) with the following notional amounts, weighted average rates and maturity dates:

Dates	USD notional amount	Call options’ weighted average USD:BRL rates	Put options’ weighted average USD:BRL rates
October 1 - December 31, 2019	$38,960	3.91	4.08
January 1 - September 30, 2020	31,100	4.00	4.31
Total	$70,060	3.95	4.18

The Collars have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in foreign exchange gains and losses within other income (expense). The Company entered into these contracts at no premium and therefore incurred no investment costs at inception. For the three and nine months ended September 30, 2019, the Company recorded a realized loss of $0.5 million on Collars settled in the period and an unrealized loss of $1.6 million on Collars outstanding at period end. As at September 30, 2019, the fair value of these Collars was $1.6 million.
(b) Warrant liability

The functional currency of the Company is the US dollar. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

The fair value of the warrants is determined using the Black-Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading.

Balance - December 31, 2017	$37,784
Warrants issued	336
Warrants exercised	(257)
Change in fair value	(19,002)
Balance - December 31, 2018	18,861
Warrants exercised	(536)
Change in fair value	11,637
Balance - September 30, 2019	$29,962

The fair value of non-traded warrants was calculated with the following weighted average assumptions:

	September 30, 2019	December 31, 2018
Risk-free rate	1.6%	1.9%
Warrant expected life	1.5 years	2.2 years
Expected volatility	45.1%	46.2%
Expected dividend	0%	0%
Share price (C$)	$7.17	$5.25

16

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

9.     Derivative Financial Instruments (continued)

The fair value of traded warrants was based on the market price of C$0.24 per warrant on September 30, 2019 (December 31, 2018 - C$0.17).

10. Share capital
(a) Authorized and issued

The Company is authorized to issue an unlimited number of common shares with no par value.

On August 20, 2019, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share (the “Consolidation”). No fractional common shares were issued in connection with the Consolidation. As a result of the Consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis.

At September 30, 2019, 113.4 million common shares were issued and outstanding on a post-consolidated basis.

(b) Share purchase options
During the nine months ended September 30, 2019, the Company granted 0.4 million (nine months ended September 30, 2018 - 0.5 million) share purchase options to directors, officers, employees and consultants of the Company. The fair value of options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2019	2018
Exercise price (C$)	$5.30	$5.75
Risk-free interest rate	1.8%	2.1%
Volatility	65.7%	68.6%
Dividend yield	0.0%	0.0%
Expected life	5.0 years	4.8 years

Total share-based compensation expense for the three and nine months ended September 30, 2019 related to the vesting of stock options was $0.2 million and $1.1 million, respectively (three months ended September 30, 2018 - $0.2 million; nine months ended September 30, 2018 - $0.8 million).
A summary of the Company’s share purchase options is as follows:

	Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding, December 31, 2017	2,635,747	$7.00
Granted	543,052	5.45
Exercised	(158,520)	3.10
Expired/forfeited	(243,977)	10.70
Outstanding, December 31, 2018	2,776,302	6.35
Granted	359,210	5.08
Exercised	(214,229)	2.50
Expired/forfeited	(219,504)	10.97
Outstanding, September 30, 2019	2,701,779	$5.98

17

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

10.  Share capital (continued)

At September 30, 2019, the Company had the following number of shares issuable for options issued and outstanding:

Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of shares issuable on exercise of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of shares issuable on exercise of options	Weighted average exercise price (C$)
$2.15 - $2.99	781,930	$2.52	1.63	781,930	$2.52
$3.00 - $5.99	1,419,847	5.27	3.43	863,214	3.18
$6.00 - $8.99	114,923	6.79	1.89	104,014	6.17
$9.00 - $11.99	46,126	11.62	2.45	46,126	11.62
$12.00 - $16.45	338,953	15.94	1.53	338,953	15.94
	2,701,779			2,134,237

The weighted average exercise price of options exercisable at September 30, 2019, was C$6.16.
(c) Share purchase warrants
A continuity of the Company’s share purchase warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding, December 31, 2017	23,457,178	$12.45
Issued	1,575,000	5.35
Exercised	(127,915)	2.35
Expired	(338,401)	23.15
Outstanding, December 31, 2018	24,565,862	11.90
Exercised	(208,235)	5.11
Expired	(151,437)	14.60
Outstanding, September 30, 2019	24,206,190	$11.96

Pursuant to the distribution of shares of Solaris Copper, upon the exercise of an Equinox Gold warrant for the original exercise price, Equinox Gold warrant holders will receive one-fifth of an Equinox Gold share and one-tenth of a Solaris Copper share. The Company, as agent for Solaris Copper, will collect and pay to Solaris Copper an amount for each one-tenth of a Solaris Copper share issued that is equal to the exercise price under the Equinox Gold warrant multiplied by one-tenth.

At September 30, 2019, the Company had the following number of shares issuable for share purchase warrants issued and outstanding:

Range of exercise price (C$)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)	Expiry dates
$3.67 - $4.99	3,632,455	$4.43	June 2020 - May 2021
$5.00 - $9.99	3,514,046	5.61	June 2020 - May 2023
$10.00 - $14.99	830,495	11.53	December 2020 - August 2021
$15.00 - $19.99	16,093,384	15.00	October 2021
$20.00 - $25.00	135,810	20.83	June 2020 - July 2020
	24,206,190

18

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

10.  Share capital (continued)

(d) Restricted share units

During the nine months ended September 30, 2019, the Company granted 0.6 million RSUs (nine months ended September 30, 2018 - 0.6 million) and 0.1 million pRSUs (nine months ended September 30, 2018 - 0.1 million) to directors, officers and employees. The pRSUs vest three years from the date of grant and the actual number of shares issued will range from 50% to 150% of the pRSU grant based on the Company’s share price performance compared to the Junior Gold Miner’s Index (GDXJ).

The weighted average share price for RSUs and pRSUs granted in the nine months ended September 30, 2019 was C$5.44.

Total share-based compensation expense for the three and nine months ended September 30, 2019 related to the vesting of RSUs and pRSUs was $0.7 million and $2.0 million, respectively (three months ended September 30, 2018 - $0.7 million; nine months ended September 30, 2018 - $2.7 million).
A continuity table of the RSUs and pRSUs outstanding is as follows:
	RSUs	pRSUs
Outstanding, December 31, 2017	143,363	441,994
Granted	690,998	822,100
Issued	(287,634)	(121,550)
Forfeited	(3,450)	-
Outstanding, December 31, 2018	543,277	1,142,544
Granted	607,360	143,740
Issued	(206,189)	(119,706)
Forfeited	(8,500)	(44,200)
Outstanding, September 30, 2019	935,948	1,122,378

11. operating expenses
	Three months ended September 30,	Nine months ended September 30,
	2019	2019
Operating expenses
Raw materials and consumables	$25,317	$60,253
Salaries and employee benefits	10,839	23,861
Contractors	9,502	15,460
Repairs and maintenance	4,474	13,450
General and administrative	3,813	6,255
Royalties	3,447	5,346

	57,392	124,625
Less: Change in inventories	(7,474)	(26,550)
Total operating expenses	$49,918	$98,075

19

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

12. General and administration
General and administration for the Company consists of the following components by nature:
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries and benefits	$775	$689	$2,829	$2,374
Professional fees	602	704	1,521	1,751
Office and other expenses	932	596	2,483	1,980
Share-based compensation	909	989	3,041	3,574
Amortization	100	19	243	60
Total general and administration	$3,318	$2,997	$10,117	$9,739

13. Other income (expense)
Other income (expense) consists of the following components:
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Change in fair value of derivative liabilities	$(7,408)	$4,733	$(11,387)	$19,267
Foreign exchange gain (loss)	(2,195)	(635)	(766)	(5,908)
Loss on settlement of debt and production-linked liability	(220)	-	(14,123)	(1,299)
Impairment of value-added taxes receivable	-	(3,916)	-	(3,916)
Loss from equity accounted investment	(330)	-	(330)	-
Other income (expense)	482	(1,201)	1,986	(1,905)
Total other income (expense)	$(9,671)	$(1,019)	$(24,620)	$6,239

14. Non-controlling interests
On March 19, 2019, Solaris Copper completed a private placement issuing 15.7 million common shares at a price of C$0.25 per common share for gross proceeds of $3.0 million (C$3.9 million). On June 20, 2019, Solaris Copper completed a further private placement issuing 2.5 million common shares at a price of C$0.25 per common share for gross proceeds of $0.5 million (C$0.6 million). The Company did not participate in these private placements. For the nine months ended September 30, 2019, the Company recorded a dilution loss of $0.5 million.
As a result of the above private placements, during the three months ended June 30, 2019, the Company determined that Solaris Copper was no longer a controlled subsidiary due to the dilution of its interest in Solaris Copper to approximately 32% and the fact that Solaris Copper was self-sustaining for an extended period. On the date control was lost, the Company recorded its interest retained in Solaris Copper at fair value and amounts receivable from Solaris Copper of $1.5 million were included in other assets. For the nine months ended September 30, 2019, the Company recorded a gain of $1.8 million on loss of control in other income.

20

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

15. Basic and diluted earnings per share
Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:
	Three months ended
	September 30, 2019			September 30, 2018
	Weighted average shares outstanding	Net income	Earnings per share	Weighted average shares outstanding	Net loss	Loss per share
Basic EPS	113,288,119	$8,057	$0.07	89,296,707	$(7,881)	$(0.09)
Dilutive share options	1,071,023	-		-	-	-
Dilutive RSUs	787,106	-		-	-	-
Diluted EPS	115,146,248	$8,057	$0.07	89,296,707	$(7,881)	$(0.09)

	Nine months ended
	September 30, 2019			September 30, 2018
	Weighted average shares outstanding	Net loss	Loss per share	Weighted average shares outstanding	Net loss	Loss per share
Basic and diluted EPS	111,523,430	$(9,852)	$(0.09)	88,533,892	$(13,230)	$(0.15)

For the three months ended September 30, 2019, 24.2 million warrants and 0.5 million options were anti-dilutive.

16. Segmented information
The Company manages its operating segments by operating mines, development projects and exploration projects. Results from operations for these segments are summarized below:
	Mesquite	Aurizona	Castle Mountain	Corporate	Total
Three months ended September 30, 2019

Revenues	$46,194	$45,702	$-	$-	$91,896
Operating expenses	(25,663)	(24,255)	-	-	(49,918)
Depreciation and depletion	(3,864)	(7,328)	-	-	(11,192)
Earnings from mine operations	16,667	14,119	-	-	30,786
Exploration	-	(252)	(691)	-	(943)
General and administration	-	-	-	(3,318)	(3,318)
Income (loss) from operations	16,667	13,867	(691)	(3,318)	26,525
Finance expense	(1,838)	(95)	(12)	(3,390)	(5,335)
Finance income	3	33	-	42	78
Other income (expense)	-	699	-	(10,370)	(9,671)
Income (loss) before taxes	14,832	14,504	(703)	(17,036)	11,597
Tax expense	(984)	(2,556)	-	-	(3,540)
Net income (loss)	$13,848	$11,948	$(703)	$(17,036)	$8,057

21

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

16.  Segmented information (continued)

		Aurizona	Castle Mountain	Other	Corporate	Total
Three months ended September 30, 2018

Exploration		$(488)	$(1,634)	$(510)	$-	$(2,632)
General and administration		-	-	(197)	(2,800)	(2,997)
Loss from operations		(488)	(1,634)	(707)	(2,800)	(5,629)
Finance expense		(53)	-	-	(1,323)	(1,376)
Finance income		-	-	-	181	181
Other income (expense)		(5,842)	(111)	104	4,830	(1,019)
Income (loss) from continuing operations before taxes		(6,383)	(1,745)	(603)	888	(7,843)
Tax expense		(309)	-	-	-	(309)
Loss from discontinued operation		-	-	(915)	-	(915)
Net income (loss)		$(6,692)	$(1,745)	$(1,518)	$888	$(9,067)

	Mesquite	Aurizona	Castle Mountain	Other	Corporate	Total
Nine months ended September 30, 2019

Revenues	$116,975	$45,702	$-	$-	$-	$162,677
Operating expenses	(73,820)	(24,255)	-	-	-	(98,075)
Depreciation and depletion	(11,896)	(7,328)	-	-	-	(19,224)
Earnings from mine operations	31,259	14,119	-	-	-	45,378
Exploration	-	(757)	(4,270)	(2,003)	-	(7,030)
General and administration	-	-	-	(1,115)	(9,002)	(10,117)
Loss from operations	31,259	13,362	(4,270)	(3,118)	(9,002)	28,231
Finance expense	(6,371)	(276)	(48)	-	(5,742)	(12,437)
Finance income	10	153	-	28	1,141	1,332
Other income (expense)	(1,756)	(12,637)	-	-	(10,227)	(24,620)
Income (loss) before taxes	23,142	602	(4,318)	(3,090)	(23,830)	(7,494)
Tax expense	(4,529)	(2,129)	-	-	2,336	(4,322)
Net income (loss)	$18,613	$(1,527)	$(4,318)	$(3,090)	$(21,494)	$(11,816)

22

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

16.  Segmented information (continued)

	Aurizona	Castle Mountain	Other	Corporate	Total
Nine months ended September 30, 2018

Exploration	$(1,248)	$(5,077)	$(1,992)	$-	$(8,317)
General and administration	-	-	(197)	(9,542)	(9,739)
Loss from operations	(1,248)	(5,077)	(2,189)	(9,542)	(18,056)
Finance expense	(223)	-	-	(2,685)	(2,908)
Finance income	2,015	-	-	883	2,898
Other income (expense)	(9,992)	(48)	178	16,101	6,239
Income (loss) from continuing operations before taxes	(9,448)	(5,125)	(2,011)	4,757	(11,827)
Tax expense	(1,691)	-	-	-	(1,691)
Loss from discontinued operation	-	-	(27,491)	-	(27,491)
Net income (loss)	$(11,139)	$(5,125)	$(29,502)	$4,757	$(41,009)

	Total assets		Total liabilities
	September 30, 2019	December 31, 2018		September 30, 2019	December 31, 2018
Mesquite	$234,380	$210,778		$(134,527)	$(162,703)
Aurizona	362,549	321,223		(40,371)	(111,165)
Castle Mountain	140,985	134,843		(4,074)	(2,466)
Other	-	25,737		-	(241)
Corporate	53,788	49,721		(202,935)	(56,000)
	$791,702	$742,302		$(381,907)	$(332,575)

All revenue is attributable to the sale of doré from Mesquite in the United States and Aurizona in Brazil. Information about the Company’s non-current assets by jurisdiction is detailed below:
			September 30, 2019	December 31, 2018
Brazil			$314,846		$294,343
United States			311,601		280,228
Canada			30,331		19,800
Mexico			-		19,460
Other			-		451
			$656,778		$614,282

17. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 - quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 - inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

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Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

17.    Fair value measurements (continued)

As at September 30, 2019, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants and Collars are measured at fair value using Level 2 inputs. The fair value of long-term receivables, Notes, Debenture, Revolving Credit Facility, and Standby Loan, for disclosure purposes, are determined using Level 2 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bonds, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 9). The fair value of Collars is measured based on forward foreign exchange rates.

The fair value of long-term receivables, Notes, Debenture, Revolving Credit Facility, Short-term Loan and Standby Loan for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

There were no transfers between fair value levels during the period.

The following table provides the fair value of each classification of financial instrument:
	September 30, 2019	December 31, 2018
Loans and receivables:
Cash and cash equivalents	$45,491	$60,822
Restricted cash	14,241	15,596
Receivable from Serabi	11,717	10,909
Long term receivables	14,608	7,629
Reclamation bonds and other receivables	1,247	767
Financial asset at FVTPL:
Marketable securities	1,162	1,782
Total financial assets	$88,466	$97,505

Financial liabilities at FVTPL:
Traded warrants	$14,588	$9,730
Non-traded warrants	15,374	9,131
Collars	1,594	-
Other:
Accounts payable and accrued liabilities	46,918	55,460
Convertible Notes	128,146	-
Revolving Credit Facility	115,317	84,844
Debenture	9,369	17,746
Sprott Facility	-	18,452
Aurizona Credit Facility	-	67,627
Standby Loan	12,000	12,000
Production-linked liability	-	5,024
Other liabilities	2,471	1,706
Total financial liabilities	$345,777	$281,720

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Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

18. Commitments and contingencies (continued)
At September 30, 2019, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$335,915	$36,910	$53,730	$53,730	$48,154	$143,391	$-
Accounts payable and liabilities	46,918	46,918	-	-	-	-	-
Reclamation obligations(1)	32,452	464	3,676	3,655	3,097	3,567	17,993
Purchase commitments	34,777	30,415	3,619	455	241	44	3
Foreign exchange contracts	1,594	1,594	-	-	-	-	-
Lease payments	901	302	184	157	162	96	-
Total	$452,557	116,603	61,209	57,997	51,654	147,098	17,996
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At September 30, 2019, the Company recorded a legal provision for these items totaling $4.1 million (December 31, 2018 - $2.9 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At September 30, 2019, the Company has recorded restricted cash of $13.6 million (December 31, 2018 - $7.5 million) in relation to insurance bonds for tax assessments in the appeals process.

The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

25

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three and nine months ended September 30, 2019 and 2018

18. Commitments and contingencies (continued)

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it did not register all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. At September 30, 2019, a provision for $0.4 million (December 31, 2018 - $0.9 million) has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favourably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

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